SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 2, 2013

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Announces Proposed Follow-on Public Offering of American Depositary Shares” dated May 2, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 2, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Announces Proposed Follow-on Public Offering of American Depositary Shares

Issued by: AU Optronics Corp.

Issued on: May 2, 2013

Hsinchu, Taiwan, May 2, 2013 –

AU Optronics Corp. (TAIEX: 2409; NYSE: AUO) (the “Company” or “AUO”) today announced that it intends to offer, subject to market and other conditions, 74,000,000 American Depositary Shares (“ADSs”), each representing 10 common shares of the Company, par value NT$10 per share. The Company intends to grant the underwriters an option to purchase up to an additional 6,000,000 ADSs solely to cover over-allotments.

AUO intends to use the net proceeds from the offering to fund purchases of raw materials and components from overseas.

Citigroup Global Markets Limited will act as the Global Coordinator for the offering and Citigroup Global Markets Limited and UBS AG (Hong Kong branch) will act as joint bookrunners for the offering. Australia and New Zealand Banking Group Limited, Hong Kong Branch, ING Bank N.V., Mizuho Securities Asia Limited and Standard Chartered Securities (Hong Kong) Limited will act as the Co-Managers of the offering.

The offering will be made pursuant to the Company’s shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on May 2, 2013. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and preliminary prospectus supplement are available from the SEC website at: http://www.sec.gov.

Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Limited, Citigroup Centre, 33 Canada Square, Canary Wharf, London, E14 5LB, United Kingdom, telephone: 44-(0)20-7986-4000, or UBS AG (Hong Kong branch), 52/F, Two International Financial Centre, 8 Finance Street, Central Hong Kong S.A.R., telephone: (852) 2971-8888.

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ABOUT AU OPTRONICS

AUO is a provider of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 65 inches. AUO extended its market to the green energy industry in 2008 and provides customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, Czech and Slovakia. AUO’s ADSs are listed on the New York Stock Exchange under the symbol “AUO” and its common shares are listed on the Taiwan Stock Exchange under the stock code “2409.”

Safe Harbour Notice

AUO today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for the Company’s products, technological and development risks, competitive factors, and other risks described in the section entitled “Risk Factors” in the Company’s Form 20-F and other documents filed with the United States Securities and Exchange Commission.

For more information, please contact:

Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

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